Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated 15 September 2020	Registration Statement No. 333-223825

European Investment Bank

USD 1,500,000,000 0.750% Notes due 2030

Final Term Sheet

Issuer:	European Investment Bank
Ratings:[1]	AAA by Standard & Poor’s Ratings Services2 / Aaa by Moody’s Investors Service3 / AAA by Fitch Ratings[4]
Currency/Size:	USD 1,500,000,000
Settlement:	23 September 2020
Maturity:	23 September 2030
Interest Payment Dates:	23 March, 23 September
Coupon:	0.750% (semi-annual)
Reoffer:	99.081%
Yield:	0.846%
Benchmark:	UST 10yr 0.625% 15 August 2030
Spread:	+16.95 bps
Denominations:	USD 1,000
Leads:	Barclays / BNP Paribas / Citigroup / RBC Capital Markets
Governing Law:	New York
Application of Proceeds:	The proceeds of the Notes will be allocated to the EIB’s lending to activities contributing substantially to climate change mitigation in line with evolving EU sustainable finance legislation.

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

https://www.sec.gov/Archives/edgar/data/33745/000095015718000545/formsba.htm

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-888-603-5847.

Notification under Section 309B(1) of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) — The Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in the Monetary Authority of Singapore (“MAS”) Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
2 Carrying a stable outlook.
3 Carrying a stable outlook.
4 Carrying a stable outlook.